UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G21107100

(CUSIP Number)

Jeremy Pinh Yee

Cordlife Group Limited

1 Yishun Industrial Street 1, A’Posh Bizhub, #06-01/09

Singapore 768160

Telephone: +65 6238-0808

Yuen Kam

48th Floor, Bank of China Tower,

1 Garden Road, Central,

Hong Kong S.A.R.

Telephone: +852 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Shirin Tang

Morrison & Foerster LLP

50 Collyer Quay, #12-01 OUE Bayfront

Singapore 049321

Telephone: +65 6922-2000

October 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1	Name of Reporting Person Cordlife Group Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,123,035 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 16,123,035
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,123,035
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.7% (2)
14	Type of Reporting Person CO

(1) Assumes conversion in full of the 7% senior convertible note due 2017 to be acquired by Cordlife (as defined in the Statement (as defined below)).

(2) Based upon 73,003,248 Shares outstanding as of June 30, 2014 as disclosed in China Cord Blood Corporation’s report filed on Form 6-K of August 28, 2014. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 to be acquired by Cordlife.

CUSIP No. G21107100	13D/A

1	Name of Reporting Person Magnum Opus International Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,809,020 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,809,020
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,809,020
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.8% (2)
14	Type of Reporting Person CO

(1) Assumes conversion in full of the 7% senior convertible note due 2017 to be acquired by Magnum (as defined in the Statement).

(2) Based upon 73,003,248 Shares outstanding as of June 30, 2014 as disclosed in China Cord Blood Corporation’s report filed on Form 6-K of August 28, 2014. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 to be acquired by Magnum.

CUSIP No. G21107100	13D/A

1	Name of Reporting Person Yuen KAM
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,166,351 (1)
	8	Shared Voting Power 7,782,607 (2)
	9	Sole Dispositive Power 9,166,351
	10	Shared Dispositive Power 7,782,607
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,948,958
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.7% (3)
14	Type of Reporting Person IN

(1) Assumes conversion in full of the 7% senior convertible note due 2017 to be acquired by Magnum.

(2) Represents 25.365992% of 30,681,266 Shares that will be beneficially owned by GM (as defined in the Statement) following the cancellation of the GM Note (as described in the Statement). Mr. Kam beneficially owns 25.365992% of the issued ordinary shares of GM, assuming the exercise of his vested share options and warrants.

(3) Based upon 73,003,248 Shares outstanding as of June 30, 2014 as disclosed in China Cord Blood Corporation’s report filed on Form 6-K of August 28, 2014. Assumes the issuance of an additional 8,809,020 Shares upon conversion in full of the 7% senior convertible note due 2017 to be acquired by Magnum.

This amendment (this “Amendment”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on August 25, 2014 (the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

Under the terms of the security agreement (the “Security Agreement”), Magnum has pledged to Cordlife and granted to Cordlife a security interest all of Magnum’s right, title and interest in, to and under (i) the Magnum Note (including all rights to payment thereunder), (ii) any shares, or other equity securities acquired by Magnum pursuant to the Magnum Note (the “Converted Securities”), and any other assets issued on account of the Converted Securities, (iii) the Registration Rights Agreement and any claims thereunder (iv) any cash and non-cash proceeds and supporting obligations with respect to any of the foregoing and (v) any and all books and records of Magnum related to the foregoing.

Under the terms of the accounts charge (the “Accounts Charge”), Magnum has charged in favor of Cordlife by way of first fixed charge, and has assigned to Cordlife (i) the United States dollar denominated account opened or to be opened in the name of Magnum and any sub-accounts opened under such account and any other account or accounts which may replace such account or sub-accounts (the “Accounts”), (ii) all its present and future right, title and interest in or to the Accounts and (iii) all amounts (including interest) standing to the credit of the Accounts.

The above summaries of the Security Agreement and the Accounts Charge do not purport to be complete and are qualified in their entirety by reference to (i) the Security Agreement included as Exhibit 99.6 and (ii) the Accounts Charge included as Exhibit 99.7, and incorporated by reference in their entirety into this Item 3.

Item 5.    Interest in Securities of the Issuer.

Pursuant to the exercise of GM warrants and the corresponding issuance of GM’s ordinary shares, the disclosures in Item 5 of the Statement regarding Mr. Kam’s beneficial ownership of GM’s ordinary shares and the Issuer’s Shares are hereby amended and restated with the following figures, where applicable:

Mr. Kam currently has beneficial ownership of 12,608,929 Shares, consisting of 357,331 Shares currently directly owned by Mr. Kam and 12,251,598 of the 48,299,307 Shares currently beneficially owned by GM. Mr. Kam may be deemed to have beneficial ownership of 25.365992% of GM’s ordinary shares. Pursuant to the acquisition by Magnum of the Magnum Note and upon the cancellation of the GM Note, Mr. Kam will be deemed to have beneficial ownership of 16,948,958 Shares. Mr. Kam will share voting and dispositive power with respect to, and have the indirect ability to receive dividends from and the proceeds from the sale of, 7,782,607 Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 3 above, Cordlife and Magnum entered into the Security Agreement and Accounts Charge on October 17, 2014.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

99.6                        Security Agreement, dated as of October 17, 2014, between Cordlife Group Limited and Magnum Opus International Holdings Limited

99.7                        Accounts Charge, dated as of October 17, 2014, between Cordlife Group Limited and Magnum Opus International Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2014

CORDLIFE GROUP LIMITED

By:	/s/ Jeremy Pinh Yee
Name:	Jeremy Pinh Yee
Title:	Chief Executive Officer

MAGNUM OPUS INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Director

YUEN KAM

By:	/s/ Yuen Kam

EXHIBIT INDEX

Exhibit	Description
99.6	Security Agreement, dated as of October 17, 2014, between Cordlife Group Limited and Magnum Opus International Holdings Limited
99.7	Accounts Charge, dated as of October 17, 2014, between Cordlife Group Limited and Magnum Opus International Holdings Limited